UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TERNIUM S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Alejandra Hryszkiewicz

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

Tel. + (352) 26 68 31 52, Fax. + (352) 26 59 83 49, e-mail: luxembourg@ternium.com

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W. Suite 700 Washington, DC 20006-5215 (202) 956-7500

⌧ Rule 13p-1 under the Securities Exchange Act (17 CFR 240 13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

Ternium S.A. and its subsidiaries (“Ternium”) is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled flat products, cold-rolled products, bars and wire rods as well as slit and cut-to-length offerings through our service centers. Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries. Only an immaterial portion of Ternium’s products (representing less than 2% of our sales) contain or may contain conflict minerals.

Item 1.01 Conflict Minerals Disclosure and Report

During 2015, Ternium has manufactured or contracted to manufacture certain products, the production or functionality of which may require conflict minerals, as defined in Item 1.01(d)(3) of Form SD, 17 CFR § 249b.400 (“Form SD”). Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”), Ternium has filed this specialized disclosure form on Form SD.

Conflict Minerals Disclosure

Ternium has, in good faith, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether its products contain conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”). A description of Ternium’s RCOI follows:

•	Ternium implemented a Policy for Compliance with Conflict Minerals Reporting Requirements (the “Policy”), which has three main purposes:

•	ensuring that Ternium is able to determine on a consistent and regular basis the origin of the conflict minerals contained in its products;

•	providing accurate and truthful information regarding its use of conflict minerals to customers requesting such information; and

•	making informed decisions regarding the purchase of products from its suppliers containing conflict minerals originating in the Covered Countries.

•	The Policy, in addition to general explanatory provisions, contains a form for conducting an RCOI on an annual basis (the “RCOI Form”) to determine whether conflict minerals necessary to the functionality or production of products manufactured by Ternium (or contracted to be manufactured by Ternium), if any, may have originated in a Covered Country. The RCOI Form is intended to be distributed to Ternium’s direct suppliers whose products may contain Conflict Minerals. Such RCOI Form:

•	provides overall background information on the Conflict Minerals Rule;

•	includes questions designed to determine whether or not a given supplier supplies conflict minerals to Ternium;

•	includes questions regarding whether such conflict minerals, if any, originate from a Covered Country;

•	describes possible additional requirements or specific due diligence procedures; and

•	requires certain acknowledgments from suppliers.

•	In addition to the RCOI Form, the Policy includes conflict-minerals-free-sourcing clauses, which have been included in Ternium’s General Terms and Conditions for the Purchase of Goods and Services. Ternium makes reasonable efforts to have the clauses included within agreements with Potential Conflict Minerals Suppliers. The clauses include:

•	a representation and warranty from the relevant supplier in favor of Ternium to the effect that none of the products, parts or materials delivered to Ternium contain or will contain conflict minerals originated from a Covered Country;

•	an agreement from the supplier to provide, upon Ternium’s request, any document or information that evidences the accuracy of the representation and warranty referred to above; and

•	a commitment from the relevant supplier immediately to inform Ternium if the supplier learns or has reason to believe at any time that the representation and warranty referred to above ceases to be true and correct.

•	Ternium’s products and suppliers are assessed from time to time in order to identify (i) products likely to contain conflict minerals and (ii) direct suppliers of conflict minerals or products (including raw materials) that may contain conflict minerals. All direct suppliers of conflict minerals or products that may contain conflict minerals so identified (each, a “Potential Conflict Minerals Supplier”) were contacted and requested to complete and certify the RCOI Form.

•	All responses were reviewed by Ternium, and, as necessary, the Potential Conflict Minerals Suppliers were requested to provide additional information or clarifications. The Potential Conflict Minerals Suppliers were also requested to inform Ternium immediately of any changes occurring after the date of their responses to the RCOI Form that might affect the completeness or accuracy of their responses. A contact person was assigned for follow-up purposes.

•	Though the procedures described above, in 2015, Ternium identified and surveyed 111 Potential Conflict Minerals Suppliers. Up to the date hereof, 92% of the surveyed Potential Conflict Minerals Suppliers have confirmed that none of their products (including raw materials) contain conflict minerals originated from a Covered Country. Ternium continues to follow up with those Potential Conflict Minerals Suppliers that have not provided responses or whose responses to date are not complete.

Based on the information currently available to it through the procedures discussed above, Ternium has no reason to believe that any of its products contain Conflict Minerals originated from a Covered Country.

We note that our RCOI can provide only reasonable, not absolute, assurance regarding the source and chain of custody of any products that may contain conflict minerals. Our RCOI processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis. The supply chain of commodities such as conflict minerals is a multi-step process operating more or less on a daily basis, which involves smelters, refiners, shippers, traders and distributors. Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide specific information about the origin of any conflict minerals (or products containing conflict minerals) supplied to us. We seek sourcing data on an annual basis from our direct suppliers, we ask that the data cover the entire reporting year, and we seek to use contract provisions requiring the suppliers to promptly update us in the event that the sourcing data changes.

The information provided under this “Conflict Minerals Disclosure” section can be found on Ternium’s website, accessible at: http://www.ternium.com/en/ir-conflict-minerals-disclosure/.

Additional Policies and Procedures

•	During the reporting period for the year ending December 31, 2016, we are continuing to engage in the activities described above.

•	Should any Potential Conflict Minerals Suppliers inform Ternium that the products (including raw materials) supplied by it may contain conflict minerals originating from any of the Covered Countries, Ternium will undertake further and specific due diligence to determine if the conflict minerals delivered to Ternium have or may have directly or indirectly financed or benefited armed groups in the Covered Countries.

•	In conducting such specialized due diligence, Ternium intends to implement general standards of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition). Among other documents, evidence and representations, as the circumstances may warrant, Ternium would request any relevant supplier to provide:

•	a clear and detailed description of the supply chain and chain of custody of the conflict minerals supplied to Ternium;

•	a clear and thorough description of the procedures adopted by the supplier in order to verify that any sub-suppliers identified in the supplier’s supply chain do not provide conflict minerals originating in a Covered Country;

•	a copy of the policies and procedures adopted by the supplier (and those adopted by the supplier’s sub-suppliers in the applicable supply chain) concerning traceability and compliance with the Conflict Minerals Rule;

•	supporting evidence of the procedures adopted and due diligence conducted by the supplier (including, without limitation, affidavits, declarations and information obtained from the supplier’s supply chain and other suppliers’ internal reports); and

•	identification of the facilities, mines or locations where the conflict minerals supplied to Ternium are processed or extracted.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TERNIUM S.A.

By: /s/ Pablo Daniel Brizzio         Date: May 23rd, 2016

Name: Pablo Daniel Brizzio

Title: Chief Financial Officer